UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated November 18, 2013.

Press Release

ABB appoints Claudio Facchin, ABB’s head of North Asia, as Executive Committee Member responsible for Power Systems

Globally experienced ABB systems business leader takes helm of division in December

Zurich, Switzerland, Nov. 18, 2013 – ABB, the leading power and automation technology group, has appointed Claudio Facchin as Executive Committee member responsible for the Power Systems division, effective Dec. 1, 2013. He succeeds Brice Koch, who will leave ABB on Jan. 15, 2014 after an orderly transition, as previously announced.

For the past four years, Facchin has led ABB’s business activities in the major markets China, Japan and South Korea as Chairman and President, North Asia. During this time, he delivered solid profitable growth by penetrating existing and new customer segments, and developing products tailored to local market needs. He has been instrumental in successfully growing ABB’s service business and leading collaboration across ABB’s entire portfolio in this important growth region. A successor for his role in Asia will be announced in due course.

Prior to moving to China in 2010, Facchin led the global Substations systems business unit in the Power Systems division from 2004 to 2009, and the global service unit in the power business from 2002 to 2004. Facchin, an Italian national, joined ABB in 1995 in Italy, where he held management roles in sales, project management and service for the power business.

“Claudio is an experienced leader with an impressive global track record, and a true team player,” said Chief Executive Officer Ulrich Spiesshofer. “In his roles in Asia and the global Substations systems business, he has demonstrated his ability to drive profitable growth building on collaboration and strong relationships with customers, while successfully executing many large-scale power projects. With these skills and his proven intercultural sensitivity, he is well placed to take over the Power Systems business.”

Facchin graduated in industrial engineering from the Politecnico di Milano, Italy, in 1989. From 1990 to 1994, he worked in France for Trane Co. and then Valeo SA, holding various positions in operations as well as in marketing and sales.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

For more information please contact:
ABB Group Media Relations:	ABB Group Investor Relations:
Thomas Schmidt; Antonio Ligi	Switzerland: Tel. +41 43 317 7111
Switzerland: Tel. +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 18, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance